FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 30, 2002

BRITISH ENERGY PLC

(*Registrant's name*)

3 Redwood Crescent
Peel Park
East Kilbride G74 5PR
Scotland
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2002

BRITISH ENERGY PLC

By: P Heward

Name: Paul Heward
Title: Director - Investor Relations

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
1.	Regulatory News Service Announcement, re: Schedule 11 Director Shareholding Notice, dated September 27, 2002	4

RNS *from* Perfect Information Ltd
Application Copyright 1995 Perfect Information Ltd

Number :	7694B	Date :	27/09/2002
Company :	BRITISH ENERGY PLC	Time :	14:01:02

Director Shareholding

RNS Number:7694B
British Energy PLC
27 September 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY

2. Name of director

DR ROBIN JEFFREY

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

AS PER (2) ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS PER (2) ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

AS PER (2) ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

GENERAL COMPANY PEP DIVIDEND REINVESTMENT

7. Number of shares/ amount of stock acquired

119

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

ORDINARY SHARES

12. Price per share

17.55P

13. Date of transaction

24 SEPTEMBER 2002

14. Date company informed

26 SEPTEMBER 2002

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

5

PAUL HEWARD 01355 262201

25. Name and signature of authorised company official responsible for making this notification

PAUL HEWARD

Date of notification 27 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring; UK Listing Authority

END

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